UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Immune Pharmaceuticals Inc.

File No. 000-51290 -- CF# 30975

———————————————

Immune Pharmaceuticals Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 9, 2014, as amended.

Based on representations by Immune Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.30   through October 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary